Exhibit 16.1
March 9, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K expected to be filed on or about March 9, 2012 of Autobytel Inc. and are in agreement with the statements contained in paragraphs two, three, and five on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP